Exhibit 99.2

Nova Minerals Limited Announces Closing of Public Offering

Melbourne, Australia, December 22, 2025 — Nova Minerals Limited (“Nova” and the “Company”) (Nasdaq NVA, NVAWW) (ASX: NVA), FRA: QM3)), a gold, antimony and critical minerals exploration stage company focused on advancing the Estelle Gold and Critical Minerals Project in Alaska, today announced the closing of an underwritten public offering of 2,928,300 American Depositary Shares (“ADS”), with an ADS-to-ordinary-share ratio of 1 to 12, at a price to the public of $6.83 per ADS, for gross proceeds of approximately $20,000,000, before deducting underwriting discounts and offering expenses. In addition, Nova has granted the underwriters a 45-day option to purchase up to an additional 439,245 ADSs to cover over-allotments, if any.

The Company intends to use the proceeds for planned exploration and development activities on its Estelle Project, including additional drilling and exploration, feasibility and environmental studies, camp expansion, permits and approvals, initial development activities, and for general corporate purposes and working capital.

ThinkEquity acted as sole book-running manager for the offering.

The securities were offered and sold pursuant to a prospectus supplement to the Company’s shelf registration statement on Form F-3 (File No. 333-292084), including a base prospectus, filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 11, 2025 and declared effective on December 17, 2025. The offering was made only by means of a written prospectus. A final prospectus supplement and accompanying prospectus related to the offering will be filed with the SEC and made available on the SEC’s website. Copies of the final prospectus supplement and the accompanying prospectus relating to the offering may also be obtained, when available, from the offices of ThinkEquity, 17 State Street, 41st Floor, New York, New York 10004. The final prospectus will be filed with the SEC and will be available on the SEC’s website located at http://www.sec.gov.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Nova Minerals Limited

Nova Minerals Limited is a Gold, Antimony and Critical Minerals exploration and development company focused on advancing the Estelle Project, comprised of 514 km2 of State of Alaska mining claims, which contains multiple mining complexes across a 35 km long mineralized corridor of over 20 advanced Gold and Antimony prospects, including two already defined multi-million ounce resources, and several drill ready Antimony prospects with massive outcropping stibnite vein systems observed at surface. The 85% owned project is located 150 km northwest of Anchorage, Alaska, USA, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Kinross Gold Corporation’s Fort Knox Gold Mine. The belt also hosts significant Antimony deposits and was a historical North American Antimony producer.

For Additional Information Please Contact

Investor Relations:

Dave Gentry, CEO

RedChip Companies, Inc.

Phone: 1-407-644-4256

Email: NVA@redchip.com

Craig Bentley

Director of Finance & Compliance & Investor Relations

E: craig@novaminerals.com.au

M: +61 414 714 196

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Nova Minerals Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to the public offering filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Nova Minerals Limited undertakes no duty to update such information except as required under applicable law.

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